Executed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
1310 Electronics Drive
Carrollton, Texas 75006-5039

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc.
401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of and for the years ended
December 31, 2008 and 2007

Contents

BDO Seidman, LLP
Accountants and Consultants

700 N. Pearl, Suite 2000
Dallas, Texas 75201-2867
Telephone: (214) 969-7007
Fax: (214) 953-0722

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc 401(k) Savings Plan
Carrollton, Texas

We have audited the accompanying statements of net assets available for plan benefits of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Schedule of Assets Held for Investment Purposes as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Dallas, Texas
June 25, 2009

Statements of Net Assets Available for Plan Benefits

December 31,	**2008**	2007
Assets		
Investments, at fair value as determined by quoted market prices:		
Mutual funds	**$ 200,654,803**	$ 311,322,505
Money market funds	**71,140,115**	50,724,466
STMicroelectronics N.V. Stock Fund	**4,334,683**	7,460,224
	276,129,601	369,507,195
Investments, at estimated fair value:		
Participant loans	**9,971,301**	10,114,724
Net assets available for plan benefits	**$ 286,100,902**	$ 379,621,919

See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,	**2008**	2007
Additions		
Investment (loss) income:		
Interest and dividends	$ **10,589,609**	$ 24,685,898
Net (depreciation) appreciation in fair value of investments	**(125,718,922)**	3,354,592
Total investment (loss) income	**(115,129,313)**	28,040,490
Contributions:		
Employer contributions	**12,738,969**	12,372,846
Participant contributions	**18,925,703**	19,608,386
Total contributions	**31,664,672**	31,981,232
Total additions, net of investment loss	**(83,464,641)**	60,021,722
Deductions		
Benefits paid to participants	**26,445,581**	16,844,320
Administrative expenses	**60,893**	61,154
Total deductions	**26,506,474**	16,905,474
Net (decrease) increase, prior to transfer to Plan	**(109,971,115)**	43,116,248
Transfer of assets from qualified plan	**16,450,098**	-
Net (decrease) increase	**(93,521,017)**	43,116,248
Net assets available for plan benefits, beginning of year	**379,621,919**	336,505,671
Net assets available for plan benefits, end of year	$ **286,100,902**	$ 379,621,919

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General - The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the restated and amended Employee Retirement Income Security Act of 1974 ("ERISA").

On January 16, 2008, the Company acquired effective control of Genesis Microchip, Inc. ("Genesis"). Genesis maintained the Genesis Microchip 401(k) plan for the benefit of its employees. On June 18, 2008, the net assets of the Genesis Microchip 401(K) plan totaling $16,450,098, fair value at the date of transfer, were transferred to the Plan. Upon the transfer of assets, the employees became eligible to participate in, and became subject to, the vesting and eligibility requirements of the STMicroelectronics, Inc. 401(K) Savings Plan.

Administration - The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and responsible for the custody and management of the Plan's assets.

Eligibility - As of January 1, 2001, all employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the Untied States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; or (iv) an employee who is bound by a collective bargaining agreement.

Contributions - Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with the Internal Revenue Service. The Internal Revenue Service Limitations were $15,500 for 2008 and 2007, with an additional $5,000 catch-up for employees 50 or older during the calendar years 2008 and 2007. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts - Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting - Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments - Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Forfeitures – Forfeitures are primarily related to employees terminated prior to the change in vesting requirements on January 1, 2001. Forfeitures totaled approximately $45,000 and $72,000 for the years ended December 31, 2008 and 2007, respectively. Such forfeitures are used to reduce future contributions by STM.

Administrative Expenses - STM pays all administrative expenses of the Plan, except for participant loans fees, which are paid by each respective participant.

Participant Loans - The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2008 and 2007, loans bear interest at a range of 4.0% to 8.25% and are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note.

Investment Options - As of December 31, 2008 and 2007, participants of the Plan may allocate contributions among 40 and 37 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to the STMicroelectronics N.V. Stock Fund is set at 25% of eligible compensation.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared under the accrual method of accounting.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosure about fair value measurements. The provisions of SFAS 157 are effective for fiscal years beginning after November 15, 2007. The Plan adopted SFAS 157 effective January 1, 2008 (see note 5 "Fair Value Measurements"). There was no material impact to the financial statements of the Plan upon adoption of SFAS 157.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statement of net assets available for plan benefits.

Investment Valuation and Income Recognition - Mutual funds represent investments with various investment managers. The fair value of these investments is determined by reference to the funds underlying assets which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national security exchanges are valued at net asset value as of December 31, 2008 and 2007. Money market mutual funds are valued at cost plus accrued interest, which approximates fair value. The STMicroelectronics N.V. Stock Fund consists of corporate common stock that is valued at quoted market prices each day and interest bearing cash, the value of which approximates fair value. Participant loans are valued at cost, which approximate their fair value. Purchases and sales of the investments within the Plan are reflected on a trade-date basis.

Income is recognized when earned and expenses are recorded when incurred.

Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2008 and 2007 were as follows:

	2008	2007
Fidelity Retirement Government Money Market	**$ 67,034,109**	$ 50,724,466
Fidelity Contrafund	**36,339,938**	61,783,874
Spartan U.S. Equity Index Fund	**17,581,179**	26,858,160
Fidelity US Bond Index	**17,218,764**	-
Fidelity Diversified International Fund	**17,151,653**	38,226,198
Fidelity Magellan Fund	**14,531,667**	31,887,641
Total investments above 5%	**169,857,310**	209,480,339
Total investments below 5%	**116,243,592**	170,141,580
Total investments	**$ 286,100,902**	$ 379,621,919

During the Plan years ended December 31, 2008 and 2007, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value by ($125,718,922) and $3,354,592, respectively, as follows:

Mutual funds	**$ (122,593,381)**	$ 7,402,000
STMicroelectronics N.V. Stock Fund	**(3,125,541)**	(4,047,408)
Net realized and unrealized (depreciation) appreciation in fair value of investments	**$ (125,718,922)**	$ 3,354,592

4. Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Fair Value Measurement As of January 1, 2008 the Plan adopted SFAS No. 157 "Fair Value Measurements." SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities:

Level 2 – Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Prices or valuations that required inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level within the fair value hierarchy the Plan investment assets at fair value, as of December 31, 2008. As required by SFAS 157, assets are classified in their entirety based on the lower level of input that is significant to the fair value measurement.

	Investment Assets at Fair Value as of December 31, 2008			
	Level 1	Level 2	Level 3	Total
Mutual funds	$ 200,654,803	$ -	$ -	$200,654,803
Money market funds	71,140,115	-	-	71,140,115
Common stocks	4,334,683	-	-	4,334,683
Loans to participants	-	-	9,971,301	9,971,301
Total at fair value	$ 276,129,601	$ -	$ 9,971,301	$286,100,902

The following is a reconciliation of the beginning and ending balances, including total gains (losses), realized and unrealized, for the Level 3 investments as of and for the year ended December 31, 2008.

	Year Ended December 31, 2008				
	Beginning Balance	Net Payments, Purchases, Sales	Gains (Losses)	Transfer In/(Out)	Ending Balance
Participant Loans	$10,114,724	(158,645)	15,222	-	$9,971,301

6. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions. In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of the Plan sponsor.

7. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

8. Tax Status

The Plan obtained its latest determination letter on March 6, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

9. Subsequent Event

During April, 2009, the Plan Sponsor ceased manufacturing operations in Carrollton, Texas and substantially reduced manufacturing operations in Phoenix, Arizona. As a result of the decrease in manufacturing activity and the related substantial reduction of employees, a partial termination of the Plan occurred. As all effected participants were 100% vested in their benefits at the time of termination, no substantial effects are expected outside of the reduction in Plan assets as terminated employees withdraw or transfer their individual balances.

Supplemental Schedule

STMicroelectronics, Inc.
401(k) Savings Plan

Schedule of Assets Held for Investment Purposes as of December 31, 2008

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Collateral, Par or Maturity Value	(d) Number of Shares	(e) Current Value
**	STMicroelectronics N.V. Stock Fund	Stock Fund	732,690	$ 4,334,683
	UAM FMA Small Company Portfolio	Mutual Fund	362,491	4,792,135
*	Fidelity Puritan Fund	Mutual Fund	805,794	10,523,673
*	Fidelity Magellan Fund	Mutual Fund	316,870	14,531,667
*	Fidelity Contrafund	Mutual Fund	802,915	36,339,938
*	Fidelity International Discovery Fund	Mutual Fund	270,577	6,393,728
*	Fidelity Diversified International Fund	Mutual Fund	797,380	17,151,653
*	Fidelity Export & Multinational Fund	Mutual Fund	116,530	1,679,195
*	Fidelity Retirement Government Money Market	Mutual Fund	67,034,109	67,034,109
*	Fidelity US Treasury Money Market	Mutual Fund	4,106,006	4,106,006
*	Fidelity Freedom Income Fund	Mutual Fund	88,927	850,138
*	Fidelity Freedom 2000 Fund	Mutual Fund	61,442	617,488
*	Fidelity Freedom 2005 Fund	Mutual Fund	3,701	31,053
*	Fidelity Freedom 2010 Fund	Mutual Fund	289,233	2,996,457
*	Fidelity Freedom 2015 Fund	Mutual Fund	245,415	2,100,751
*	Fidelity Freedom 2020 Fund	Mutual Fund	484,123	4,865,441
*	Fidelity Freedom 2025 Fund	Mutual Fund	295,352	2,430,743
*	Fidelity Freedom 2030 Fund	Mutual Fund	537,498	5,245,979
*	Fidelity Freedom 2035 Fund	Mutual Fund	252,234	2,025,438
*	Fidelity Freedom 2040 Fund	Mutual Fund	405,276	2,265,494
*	Fidelity Freedom 2045 Fund	Mutual Fund	71,791	472,387
*	Fidelity Freedom 2050 Fund	Mutual Fund	52,660	340,180
*	Spartan U.S. Equity Index Fund	Mutual Fund	551,134	17,581,179
*	Fidelity U.S. Bond Index Fund	Mutual Fund	1,595,808	17,218,764
*	Fidelity Balanced Fund	Mutual Fund	347,151	4,554,627
*	Fidelity Equity Income Fund	Mutual Fund	116,055	3,582,617
	Vanguard Value Index Fund	Mutual Fund	166,944	2,684,463
*	Fidelity Fund	Mutual Fund	54,142	1,232,271
*	Fidelity Low Priced Stock Fund	Mutual Fund	207,034	4,786,628
	Vanguard Mid Cap Index Fund	Mutual Fund	295,986	3,492,632
*	Fidelity Disciplined Equity Fund	Mutual Fund	4,792	83,428
*	Fidelity Emerging Markets Fund	Mutual Fund	99,668	1,294,691
*	Fidelity High Income Fund	Mutual Fund	206,291	1,245,995
	Vanguard Growth Index Fund	Mutual Fund	107,196	2,175,004
*	Fidelity Mid Cap Stock Fund	Mutual Fund	229,821	3,587,499
	Pimco Total Return Fund Administrative Class	Mutual Fund	1,348,271	13,671,469
	Cohen & Steers Realty Shares	Mutual Fund	105,598	3,908,176
	RS Partners Class A	Mutual Fund	65,163	1,172,935
	Royce Value Plus Service	Mutual Fund	300,170	2,386,349
	Non-interest Bearing Cash	Cash	N/A	36,100
	Brokeragelink	Various	N/A	306,438
*	Participant Loans	Interest rate range 4.0% to 8.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance		9,971,301
	Total investments			$ 286,100,902

* This is a related party to the Plan's trustee, Fidelity Management Trust Company, a party-in-interest for which a statutory exemption exists.

** A party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 26, 2009

By: ______________________
Name: Steven K. Rose
Title: Vice-President
Secretary & General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit 23

BDO Seidman, LLP
Accountants and Consultants

700 North Pearl, Suite 2000
Dallas, Texas 75201
Telephone: 214-969-7007
Fax: 214-953-0722

Consent of Independent Registered Public Accounting Firm

STMicroelectronics, Inc. 401(k) Savings Plan
Carrollton, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-06390) of our report dated June 25, 2009, relating to the financial statements and supplemental schedule of STMicroelectronics, Inc. 401(k) Savings Plan appearing on this Form 11-K for the years ended December 31, 2008 and 2007.

BDO Seidman, LLP

Dallas, TX
June 25, 2009